MORGAN LEWIS

December 30, 2016

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: The Advisors' Inner Circle Fund Post-Effective Amendment No. 275 (File No. 033-42484) and Amendment No. 276 (File No. 811-06400) to Registration Statement on Form N-1A
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Ladies and Gentlemen:

On behalf of our client, The Advisors' Inner Circle Fund (the "Trust"), we are filing, pursuant to Rule 485(b) under the Securities Act of 1933, as amended, Post-Effective Amendment No. 275 and, under the Investment Company Act of 1940, as amended, Amendment No. 276 (the "Filing") to the Trust's Registration Statement on Form N-1A, together with all exhibits thereto.

The purpose of the Filing is to (i) respond to the staff's comments on Post-Effective Amendment No. 271; and (ii) make other non-material changes to the prospectus and statement of additional information of the Westwood Low Volatility Equity Fund (originally, Westwood Dividend Growth Fund).

I hereby certify that the Filing does not contain disclosure that renders it ineligible to be filed under Rule 485(b).

If you have any questions regarding the Filing, please contact the undersigned at 215.963.5598.

Very truly yours,

/s/ Sean Graber
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Sean Graber, Esq.



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